Exhibit 107

Calculation of Filing Fee Tables

Schedule TO-T

(Rule 14d-100)

VECTOR GROUP LTD.

(Name of Subject Company (Issuer))

VAPOR MERGER SUB INC.

JTI (US) HOLDING INC.

JT INTERNATIONAL HOLDING B.V.

(Names of Filing Persons — Offerors)

Table 1 - Transaction Valuation

	Transaction Valuation*	Fee Rate	Amount of Filing Fee**
Fees to be Paid	$2,362,969,005.00	0.00014760	$348,774.23
Fees Previously Paid	$—		$—
Total Transaction Valuation	$2,362,969,005.00
Total Fees Due for Filing			$348,774.23
Total Fees Previously Paid			$—
Total Fee Offsets			$—
Net Fee Due			$348,774.23

*Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated as the sum of: (i) 157,420,597 issued and outstanding shares of common stock, par value $0.10 per share, of Vector Group Ltd. (the “Company”) (including 1,757,000 shares of Company common stock subject to awards of shares of Company common stock that are subject to a transfer restriction, repurchase option or obligation, risk of forfeiture or other condition (other than those that are performance-based) and 1,860,500 shares of Company common stock subject to a performance-based transfer restriction, performance-based repurchase option or obligation, performance-based risk of forfeiture or other performance-based condition (assuming full level of performance is achieved)), multiplied by $15.00, which is the average of the high and low prices reported by the New York Stock Exchange on August 30, 2024; and (ii) (a) 406,875 shares of Company common stock subject to outstanding Company stock options with a per-share exercise price less than $15.00, multiplied by (b) the excess of $15.00 over $10.92 (the weighted average exercise price of such Company stock options).

**The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory for Fiscal Year 2024, effective October 1, 2023, issued August 25, 2023, by multiplying the transaction value by 0.00014760.